Exhibit (a)(5)(I)

Telemar Norte Leste S.A. Announces Decision of CVM and Extension of Cash Tender Offer for the Common Shares of Tele Norte Celular Participações S.A.

Rio de Janeiro, Brazil, December 19, 2008 – Telemar Norte Leste S.A. (“Telemar”), a leading telecommunications services provider in Brazil, announced today that it has extended the Expiration Date of its cash tender offer (the “Tender Offer”) for any and all of outstanding common shares (the “common shares”) of Tele Norte Celular Participações S.A. (“TNCP”). The Expiration Date previously announced was December 29, 2008. As of 5:00 p.m., New York City time, on December 18, 2008, no common shares of TNCP had been tendered pursuant to the Tender Offer.

As previously disclosed, on October 13, 2008 the Superintendant for the Registration of Securities of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, or the “CVM”) accepted the arguments in an appeal from an investor in the common shares of TNCP and reversed its previous decision that had granted registration of the Tender Offer. In its decision, the staff of the CVM came to the conclusion that the amount paid by Telemar to Vivo Participações S.A. (and, consequently, the amount paid by the latter to Telpart Participações S.A. (“Telpart”)) for the subscription rights for TNCP shares, in the amount of R$ 22,610,739.14, should be included in the determination of the price paid for the control of TNCP and therefore that the offer price in the Tender Offer made for the shares held by minority shareholders holding voting shares of TNCP should be increased to reflect this amount.

On October 29, 2008, Telemar filed an appeal of this decision with the Board of Commissioners of the CVM. On December 16, 2008, the Board of Commissioners of the CVM reversed the decision of the Superintendent for the Registration of Securities of the CVM that had cancelled the registration of the Tender Offer. In connection with this reversal, the Board of Commissioners of the CVM accepted Telemar’s commitment that in the event that on or prior to December 16, 2013 Telemar and TNCP do not realize economic benefit from the amortization of the goodwill generated in the acquisition of control of TNCP by Telpart, Telemar will pay to the holders of common shares of TNCP who tender their shares in the Tender Offer an amount per tendered common share equal to R$14.07 per common share of TNCP, adjusted by the variation of the Brazilian Certificado de Depósito Interbancário – CDI rate until the date of the payment of such amount to the entitled shareholders, representing the difference between the offer price in the Tender Offer of R$79.51 per common share of TNCP and R$93.58, the price per common share of TNCP that the Superintendent for the Registration of Securities of the CVM believed should be paid if the amount paid for acquisition of TNCP’s subscription rights were included in the price paid for the control of TNCP. This additional amount will be (1) reduced proportionally to reflect the tax benefit actually obtained by TNCP on or prior to December 16, 2013, and (2) adjusted by any change in the number of the shares of capital stock of TNCP on December 16, 2013. Telemar believes that the likelihood that any additional amount will be required to be paid to holders of common shares of TNCP that tender their shares in the Tender Offer is remote.

As a result of the October 13, 2008 decision of the Superintendant for the Registration of Securities of the CVM, the CVM withdrew its registration of the Tender Offer on October 13, 2008, and as a result of this withdrawal, the Tender Offer was suspended and the auction that was expected to occur on October 16, 2008 was postponed until the Board of Commissioners of the CVM provided a definitive decision regarding the appeal.

As a result of the conclusion of Telemar’s appeal, Telemar has filed a draft Notice of Mandatory Tender with the CVM and expects that a new registration of the Tender Offer will be issued. Following the issuance of the new registration by the CVM, Telemar expects that a new date and time for the auction will be established by the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the “BOVESPA”). Following the establishment of the new date and time for the auction, Telemar intends to extend the Expiration Date and Expiration Time for the Tender Offer, if necessary, to coincide with the deadline established by the BOVESPA for TNCP shareholders to qualify their common shares for the auction.

Telemar is hereby extending the Expiration Date for the Tender Offer until Monday, January 12, 2008 (the “New Expiration Date”). All references to the “Expiration Date” in the Offer to Purchase, dated September 16, 2008, as amended by Amendment No. 1 to Telemar’s Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 10, 2008, by Amendment No. 3 to Telemar’s Schedule TO filed with the SEC on October 15, 2008, by Amendment No. 4 to Telemar’s Schedule TO filed with the SEC on November 17, 2008, and by Amendment No. 5 to Telemar’s Schedule TO filed with the SEC on December 5, 2008 (as so amended, the “Offer to Purchase”) shall be deemed to be references to the New Expiration Date. Telemar may further extend the Expiration Date in its sole discretion. Except as otherwise set forth in this press release, the other terms and conditions of the Offer to Purchase remain unchanged.

Questions or requests for assistance regarding the Tender Offer or additional copies of the Offer to Purchase may be made to Roberto Terziani, Investor Relations Director, Telemar Norte Leste S.A., Rua Humberto de Campos, 425, 7º andar, Leblon, Rio de Janeiro, RJ, Brazil 22430-190, or by calling +55 21 3131-1208.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the common shares. The Tender Offer is only being made pursuant to the Offer to Purchase. The Tender Offer is not being made to holders of Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Restrictions on the Tender Offer may also apply in other jurisdictions. In any jurisdiction where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, financial results and results of litigation and administrative proceedings. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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